UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

DUN & BRADSTREET HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

26484T106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
THL Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
48,351,863 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
48,351,863 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,351,863 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes all shares owned by Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., THL Executive Fund VIII, L.P., and THL Equity Fund VIII Investors (D&B), L.P.

(2) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
48,351,863 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
48,351,863 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,351,863 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes all shares owned by Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., THL Executive Fund VIII, L.P., and THL Equity Fund VIII Investors (D&B), L.P.

(2) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
48,351,863 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
48,351,863 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,351,863 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Includes all shares owned by Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., THL Executive Fund VIII, L.P., and THL Equity Fund VIII Investors (D&B), L.P.

(2) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
THL Equity Advisors VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
48,351,863 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
48,351,863 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,351,863 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes all shares owned by Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., and THL Equity Fund VIII Investors (D&B), L.P.

(2) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
THL Equity Fund VIII Investors (D&B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,861,667

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,861,667

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,861,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
20,218,862

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
20,218,862

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,218,862

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,103,957

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,103,957

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,103,957

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
THL Fund VIII Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,319,626

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,319,626

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,319,626

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
THL Executive Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
847,751

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
847,751

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
847,751

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 431,189,078 shares reported to be outstanding as of October 31, 2021 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
THL Managers VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1 (a).	Name of Issuer:

Dun & Bradstreet Holdings, Inc. (“Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

101 JFK Parkway
Short Hills, New Jersey 07078

Item 2 (a).	Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons): (1) THL Holdco, LLC (“THL Holdco”); (2) Thomas H. Lee Advisors, LLC (“THL Advisors”); (3) Thomas H. Lee Partners, L.P. (“THL Partners”); (4) THL Managers VIII, LLC (“THL Managers VIII”); (5) THL Equity Advisors VIII, LLC (“Equity Advisors”); (6) THL Equity Fund VIII Investors (D&B), L.P. (“Equity Fund VIII (D&B)”); (7) Thomas H. Lee Parallel Fund VIII, L.P. (“Parallel Fund VIII”); (8) Thomas H. Lee Equity Fund VIII, L.P. (“THL Equity VIII”); (9) THL Fund VIII Coinvestment Partners, L.P. (“Coinvestment VIII”); and (10) THL Executive Fund VIII, L.P. (“Executive Fund VIII” and together with Equity Fund VIII (D&B), Parallel Fund VIII, THL Equity VIII and Coinvestment VIII, the “THL Parties”).

THL Holdco is the managing member of THL Advisors, which is in turn the general partner of THL Partners, which in turn is the general partner of Coinvestment VIII, the managing member of THL Managers VIII and the sole member of Equity Advisors, which in turn is the general partner of THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and Equity Fund VIII (D&B).

An agreement among the Reporting Persons on behalf of which this Schedule 13G/A is filed was previously filed as an exhibit to the original Schedule 13G filing.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons:
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110

Item 2 (c).	Citizenship:

THL Holdco, LLC – Delaware
Thomas H. Lee Advisors, LLC – Delaware
Thomas H. Lee Partners, L.P. – Delaware
THL Managers VIII, LLC – Delaware
THL Equity Advisors VIII, LLC – Delaware
THL Equity Fund VIII Investors (D&B), L.P.   – Delaware
Thomas H. Lee Parallel Fund VIII, L.P. – Delaware
Thomas H. Lee Equity Fund VIII, L.P. – Delaware
THL Fund VIII Coinvestment Partners, L.P. – Delaware
THL Executive Fund VIII, L.P. – Delaware

Item 2 (d).	Title of Class of Securities:

Common Stock par value $0.0001 per share (“Common Stock”)

Item 2 (e).	CUSIP Number: 26484T106

Item 3.	Not Applicable

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

The Reporting Persons beneficially own in the aggregate 48,351,863 shares of Common Stock, representing 11.2% of the Issuer’s outstanding Common Stock.  The calculation of the foregoing percentage is based on based on 431,189,078 shares of Common Stock outstanding as of October 31, 2021 (the “Outstanding Shares”), as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

The following shares were owned by the Reporting Persons on December 31, 2021:
THL Holdco owned 48,351,863 shares of Common Stock representing 11.2% of the Outstanding Shares.
THL Advisors owned 48,351,863 shares of Common Stock representing 11.2% of the Outstanding Shares.
THL Partners owned 48,351,863 shares of Common Stock representing 11.2% of the Outstanding Shares.
Equity Advisors owned 48,351,863 shares of Common Stock representing 11.2% of the Outstanding Shares.
Equity Fund VIII (D&B) owned 14,861,667 shares of Common Stock representing 3.4% of the Outstanding Shares.
Parallel Fund VIII owned 20,218,862 shares of Common Stock representing 4.7% of the Outstanding Shares.
THL Equity VIII owned 11,103,957 shares of Common Stock representing 2.6% of the Outstanding Shares.
Coinvestment VIII owned 1,319,626 shares of Common Stock representing 0.3% of the Outstanding Shares.
Executive Fund VIII owned 847,751 shares of Common Stock representing 0.2% of the Outstanding Shares.
THL Managers VIII owned 0 shares of Common Stock representing 0% shares of the Outstanding Shares.

This Schedule 13G does not include an aggregate of 21,024 shares of restricted Common Stock held by individuals associated with certain of the Reporting Persons for such individuals’ service on the board of directors of the Issuer. THL Partners and its affiliates have a pecuniary interest in such shares.

Each of the Reporting Persons disclaims beneficial ownership of the shares listed in this report, and this report shall not be deemed an admission the Reporting Persons is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein. By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Each of the Reporting Persons expressly disclaims the existence of such beneficial ownership and this report shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of the securities for the purpose of Section 16 or any other purposes, except to the extent of its pecuniary interest therein.

Due to that certain letter agreement, dated as of June 30, 2020, by and among the THL Parties, DNB Holdco, LLC, CC Star Holdings, LP, Bilcar, LLC and Black Knight Infoserv, LLC (collectively, the “Letter Agreement Parties”), the Letter Agreement Parties may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 199,247,900 shares representing 45.8% of the outstanding Common Stock based on the information concerning beneficial ownership provided to the THL Parties by each of the other Letter Agreement Parties.  It is the understanding of the THL Parties that each of the other Letter Agreement Parties will be filing a separate Schedule 13G pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13G does not reflect any shares of Common Stock beneficially owned by the other Letter Agreement Parties.

Item 4(b)	Percent of Class

The responses of the Reporting Persons to Item 4(a) are incorporated herein by reference.

Item 4(c)	Number of Shares as to which Such Person has:

(i)	Sole power to vote or to direct the vote:
See Row 5 of each cover page, incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:
See Row 6 of each cover page, incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of each cover page, incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of each cover page, incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference.

Under certain circumstances, partners or members of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4(a) above.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022	THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THL HOLDCO, LLC

	By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THOMAS H. LEE PARTNERS, L.P.
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THL EQUITY ADVISORS VIII, LLC
By: Thomas H. Lee Partners, L.P.
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THOMAS H. LEE EQUITY FUND VIII, L.P.
By: THL Equity Advisors VIII, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THOMAS H. LEE PARALLEL FUND VIII, L.P.
By: THL Equity Advisors VIII, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THL FUND VIII COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THL EXECUTIVE FUND VIII, L.P.
By: THL Equity Advisors VI, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THL EQUITY FUND VIII INVESTORS (D&B), L.P.
By: THL Equity Advisors VIII, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

THL MANAGERS VIII, LLC
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to the Reporting Persons’ Schedule 13G filed on February 12, 2021).